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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                             (Amendment No.  1 )*
                                            ---


                       Consumer Portfolio Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  210502 100
--------------------------------------------------------------------------------
                                (CUSIP Number)

Charles E. Bradley, Jr.; c/o Consumer Portfolio Services, Inc.
--------------------------------------------------------------------------------
                    2 Ada, Irvine, CA 92718; (714) 753-6800
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               December 2, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 210502 100                                     PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Charles E. Bradley, Jr.
      ss# ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4    00 (Not applicable - See Item 3, infra)
                                       -----
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(E)
                                                                   [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,361,182

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,361,182

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,572,920
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

ITEM 1.   SECURITY AND ISSUER.

               This filing relates to the common stock (the "Common Stock") of the following issuer (the "Issuer"):

                         Consumer Portfolio Services, Inc.
                         2 Ada
                         Irvine, California 92718

               The Issuer is a California corporation.


ITEM 2.   IDENTITY AND BACKGROUND

               (a)  Name of person filing this statement:

                    The name of the person filing this report is Charles E. Bradley, Jr. (the "reporting person").

               (b)  Business address:

                    Consumer Portfolio Services, Inc.
                    2 Ada
                    Irvine, California 92718

               (c)  Present principal occupation:

                    President of the Issuer

               (d)  Not applicable.

               (e)  Not applicable.

               (f)  Citizenship - United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               The reason for the filing of this Amendment No. 1 is that an option under which the reporting person has the right to acquire 600,000 shares of Common Stock becomes exercisable on January 31, 1997. This option was granted to him on August 7, 1996 by his father, Charles E. Bradley, Sr. The consideration paid for this option was the reporting person's $250,000 promissory note to Mr. Bradley, Sr.
          In addition, since the filing of the Schedule 13D which this filing amends, (i) the reporting person has been granted a currently exercisable employee stock option by the Issuer and (ii) certain employee stock options previously granted to the reporting person by the Issuer have become exercisable or are

                               Page 3 of 5 Pages
          exercisable with in 60 days. The reporting person provided no consideration for the employee stock options other than his services as an employee of the Issuer.

               The reporting person's beneficial ownership of Common Stock also has increased because of a two-for-one split of the Common Stock which the Issuer effected on March 14, 1996. The split was applicable to all outstanding shares of common stock, and none of the holders of such shares, including the reporting person, paid any consideration for the shares issued in such split.

ITEM 4.   PURPOSE OF THE TRANSACTION.

               See response to Item 3.

               None of subparts (a) through (j) of Item 4 are applicable except that the reporting person understands that the Issuer intends to merge with and into its wholly-owned subsidiary, CPS Delaware I, Inc., a Delaware corporation, for the purpose of changing its state of incorporation from California to Delaware. This merger was described in the Issuer's Proxy Statement (pages 17 through 34) dated August 31, 1995 and was authorized and approved at its Annual Meeting held on September 26, 1995 in respect of which such Proxy Statement was provided.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

               (a) The reporting person beneficially owns an aggregate of 1,572,920 shares of Common Stock (the "Beneficially Owned Shares"). The Beneficially Owned Shares constitute 11.2% of the issued and outstanding shares of Common Stock (assuming issuance of the shares referred to below). Of the Beneficially Owned Shares, 937,640 shares are not currently owned by the reporting person, but may be acquired by him pursuant to options which are exercisable currently or within 60 days. Of the option shares, 337,640 are not currently outstanding but are issuable by the Issuer upon his exercise of certain employee stock options.

               (b) Number of shares as to which the reporting person has:

                   (i)    sole power to vote or to direct
                          the vote:                            1,361,182

                   (ii)   shared power to vote or to direct
                          the vote:                                    0

                   (iii)  sole power to dispose or to direct
                          the disposition of:                  1,361,182

                   (iv)   shared power to dispose or direct
                          the disposition of:                          0

                               Page 4 of 5 Pages

               In addition 211,738 of the Beneficially Owned Shares are held by a trust of which the reporting person is the beneficiary. The trustees of such trust are Robert T. Gilhuly, Esq. and Kimball J. Bradley (the reporting person's brother). The Trust's address is c/o Robert T. Gilhuly, Cummings and Lockwood, 2 Greenwich Plaza, Box 2505, Greenwich, Connecticut 06830. The reporting person has no voting or dispositive power with respect to such shares.

               (c) No transactions in the Common Stock were effected in the past 60 days by the reporting person.

               (d)  Not applicable.

               (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               The reporting person has pledged (i) 126,952 shares of Common Stock to PNC Capital Corp. (as agent for itself and certain others) to secure certain obligations of a corporation in which the reporting person has an indirect interest and (ii) 296,590 shares of Common Stock to Wells Fargo Bank to secure certain of his own obligations.
          No default has occurred under the governing pledge agreements.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

               Not applicable


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



December 11, 1996         /s/ CHARLES E. BRADLEY, JR.
                         -----------------------------
                         Name: Charles E. Bradley, Jr.

                               Page 5 of 5 Pages